[Ober|Kaler Letterhead]

May 2, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

ATTN: Michael F. Johnson. Esq.

Re:	Howard Bancorp, Inc.

Registration Statement on Form S-1

Originally Filed November 28, 2011

File No. 333-178204

Dear Mr. Johnson:

On behalf of Howard Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company has authorized us to make the various factual representations contained in this letter.

Enclosed are two copies of the Amendment, one of which is marked to show changes from Amendment No. 3 to the Registration Statement. For your convenience, each of the comments set forth in your letter dated April 26, 2012 is set forth below, followed by the Company’s response. The numbered responses below correspond to the numbered comments in your letter.

General

1.	We note that you are relying on Rule 415 to sell securities on a delayed or continuous basis; please tell us the subsection upon which you are relying to qualify for this Rule.

With respect to the rights offering and the public offer, the Company is relying on subsection (a)(1)(ix) of Rule 415. With respect to the offer by the selling stockholder, the Company is relying on subsection (a)(1)(i).

U.S. Securities and Exchange Commission

May 2, 2012

2.	Please include a section that discusses the Emerald and Battlefield private placements and any material closing conditions.

We have revised the prospectus to include a separate section that discusses the private placement including a discussion of material closing conditions. See “The Private Placement” on page 116. of the Amendment.

3.	We note your disclosure in exhibits 10.17 and 10.18 that the private placements will only close if the issuer raises $6 million in aggregate proceeds from sales, including proceeds from the sale of the private placement shares. This closing condition appears to be ambiguous; if the investor does not purchase, this closing condition will not be met. Please clarify the intent of this condition in your disclosure.

We have revised the disclosure throughout the prospectus to clarify that the $6 million minimum includes the amounts to be purchased by Emerald and Battlefield in the private placement.

Questions and Answers About the Rights Offering and the Public Reoffer

What is the role of Griffin Financial Group in the public offer?, page 8

4.	Please provide your analysis as to why you do not consider Griffin an underwriter in the public offering. We note that Griffin will “offer and sell shares of common stock on [your] behalf.” Please see Section 2(a)(11) of the Securities Act.

We have revised the prospectus to remove references to Griffin not being an underwriter in the public offer.

Private Placement, page 10

5.	Please include the minimum investment threshold that must be met in order for the private placements to close.

We have revised the disclosure in accordance with the Staff’s comment. Please see page 10 of the Amendment.

Risk Factors

We may not sell all or even a substantial amount of the shares…, page 28

6.	Please clarify that the $6 million you reference includes the amounts invested by Emerald and Battlefield. Please also include the minimum that needs to be raised by this offering to satisfy the closing conditions of the private placement agreements.

We have revised the prospectus in accordance with the Staff’s comment. Please see page 29 of the Amendment.

U.S. Securities and Exchange Commission

May 2, 2012

Selling Stockholder, page 112

7.	For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Emerald.

We have revised the prospectus in accordance with the Staff’s comment. Please see page 117 of the Amendment.

8.	We note that Emerald will not complete the private placement unless a minimum of $6 million is raised (including their investment and Battlefield’s investment). Please disclose the minimum amount that must be raised by the rights offering and public offering in order for the private placements to close. In addition, please give the range of your ownership percentage based on this minimum and the maximum contemplated by this registration statement, before any shares are resold.

We have We have revised the prospectus in accordance with the Staff’s comment. Please see page 117 of the Amendment.

Outside Back Cover

9.	Revise your cover to include all shares being offered, including the shares being offered by your selling shareholder.

We have revised the back cover page of the prospectus in accordance with the Staff’s comment.

* * * * *

We believe that the Amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Mary Ann Scully
Howard Bancorp, Inc.